

March 27, 2013

Via E-mail
Ms. Juliette W. Pryor
Executive Vice President and General Counsel
US Foods, Inc.
9399 W. Higgins Road, Suite 600
Rosemont, IL 60018

> **Re: US Foods, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed March 15, 2013**
> **File No. 333-185732**

Dear Ms. Pryor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Liquidity and Capital Resources, page 57

1. Considering you are "highly leveraged" and have entered into several material debt transactions, including issuances, extinguishments, and refinancings, please revise your disclosures to discuss the known impact of these activities on your results of operations and cash flows in the future. Please note that disclosures are mandatory where there is a known trend or uncertainty that is reasonably likely to have a material effect on financial condition or results of operations.

Executive Compensation, page 85

Overview of Annual Incentive Plan Award, page 96

2. We note your response to comment 7 in our letter dated February 28, 2013 and the
    statement in your response letter that the Haircut Reduction is automatic and non-
    discretionary. Please also clarify whether the use of available bonus pool funds to meet
    the adjusted EBITDA target is automatic and non-discretionary. If not, please disclose
    who has discretion over the use of bonus pool funds to meet the adjusted EBITDA target.
    Please also tell us whether there is any limit to the amount of bonus pool funds that may
    be utilized to meet the adjusted EBITDA target, with a view to explaining how the
    adjusted EBITDA threshold qualifies as a meaningful target communicated to your
    named executive officers such that the amounts awarded under the Annual Incentive Plan
    are properly characterized in the summary compensation table as non-equity incentive
    plan compensation. Please refer to Section II.C.1.f of Securities Act Release No. 33-
    8732A for guidance.

Notes to Consolidated Financial Statements, page F-7

11. Debt, page F-18

3. We note that on December 6, 2012, you entered into a series of transactions related to
    your 2007 Term Loan, including repaying $249 million of principal and extending the
    maturity date for $450 million of principal from July 2014 to March 2017. Please
    address the following items:

    •   Considering the term extension and increased interest rate, please show us via
        computation how you determined that the amendment to your 2007 Term Loan
        should be accounted for as a debt modification and not as a debt extinguishment. In
        doing so, please provide us with calculations illustrating that the present value of cash
        flows under the new debt instrument differs by less than 10% from the present value
        of the remaining cash flows under the terms of the original instrument. Please tell us
        how you determined the discount rate used to calculate present value. To the extent
        applicable, please also explain to us any other differences between this revised
        agreement that resulted in a debt modification and the similar June 6, 2012 revised
        agreement that resulted in a debt extinguishment, such as collateral standing or debt
        priority differences. Tell us the discount rate used in the June 6 calculation and, to
        the extent it differed from that used in the December 6 modification, please explain
        the reasons for the dissimilar rates. See ASC 470-50-40-6 through -12.

    •   You state that the "amendment" of the 2007 Term Loan resulted in a debt
        extinguishment loss of $9 million, consisting of $5 million of fees paid to debt
        holders, $2 million of third party costs, and the write-off of $2 million of unamortized
        debt issuances costs not related to continuing lenders. Citing specific accounting

guidance, please show us, with related computation, how each of these charges complies with GAAP. Please also tell us what you mean when you use the term "loss on extinguishment" in relation to the amendment to extend the maturity of the $450 million principal of the 2007 Term Loan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Elaine Wolff, Esq.